SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 5)

Ambow Education Holding Ltd.

(Name of Issuer)

Class A Ordinary Shares & American Depositary Shares (ADS)**

(Title of Class of Securities)

02322P101

(CUSIP Number)

Mark Beckett

Baring Private Equity Asia V Holding (4) Limited

#29-02 One Raffles Place

Singapore 048616

(65) 6593-3710

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) (852) 2843-9372

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Each American Depositary Share represents two (2) Class A Ordinary Shares, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person Baring Private Equity Asia V Holding (4) Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 104,215,611[1]
	8	Shared voting power 0
	9	Sole dispositive power 104,215,611[1]
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 104,215,611[2]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.2%[3]
14	Type of reporting person (see instructions) CO

[1]	Consists of (i) 2,884,080 Class A Shares directly owned by Baring Private Equity Asia V Holding (4) Limited, and (ii) 101,331,531 Class A Shares that Baring Private Equity Asia V Holding (4) Limited may be deemed to beneficially own under Rule 13d-3 pursuant to the terms of the Loan Agreement described in Item 4 of this Amendment.
[2]	Represents aggregate amount of Class A Ordinary Shares deemed to be beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[3]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares and full conversion of the Convertible Loan as described in Item 5 of this Amendment.

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person Campus Holdings Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,944,600[1]
	8	Shared voting power 0
	9	Sole dispositive power 11,944,600[1]
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 11,944,600[2]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.1%[3]
14	Type of reporting person (see instructions) CO

[1]	All such Class A Shares are directly owned by Campus Holdings Limited.
[2]	Represents aggregate amount of Class A Ordinary Shares deemed to be beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[3]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares and full conversion of the Convertible Loan as described in Item 5 of this Amendment.

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person The Baring Asia Private Equity Fund V, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 116,160,211
	9	Sole dispositive power 0
	10	Shared dispositive power 116,160,211
11	Aggregate amount beneficially owned by each reporting person 116,160,211[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.2%[2]
14	Type of reporting person (see instructions) PN

[1]	Represents aggregate amount of Class A Ordinary Shares deemed to be beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares and full conversion of the Convertible Loan as described in Item 5 of this Amendment.

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person The Baring Asia Private Equity Fund V Co-Investment L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 116,160,211
	9	Sole dispositive power 0
	10	Shared dispositive power 116,160,211
11	Aggregate amount beneficially owned by each reporting person 116,160,211[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.2%[2]
14	Type of reporting person (see instructions) PN

[1]	Represents aggregate amount of Class A Ordinary Shares deemed to be beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares and full conversion of the Convertible Loan as described in Item 5 of this Amendment.

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person Baring Private Equity Asia GP V, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 116,160,211
	9	Sole dispositive power 0
	10	Shared dispositive power 116,160,211
11	Aggregate amount beneficially owned by each reporting person 116,160,211[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.2%[2]
14	Type of reporting person (see instructions) PN

[1]	Represents aggregate amount of Class A Ordinary Shares deemed to be beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares and full conversion of the Convertible Loan as described in Item 5 of this Amendment.

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person Baring Private Equity Asia GP V Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 116,160,211
	9	Sole dispositive power 0
	10	Shared dispositive power 116,160,211
11	Aggregate amount beneficially owned by each reporting person 116,160,211[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.2%[2]
14	Type of reporting person (see instructions) CO

[1]	Represents aggregate amount of Class A Ordinary Shares deemed to be beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares and full conversion of the Convertible Loan as described in Item 5 of this Amendment.

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of reporting person Jean Eric Salata
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Chile
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 116,160,211
	9	Sole dispositive power 0
	10	Shared dispositive power 116,160,211
11	Aggregate amount beneficially owned by each reporting person 116,160,211[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.2%[2]
14	Type of reporting person (see instructions) IN

[1]	Represents aggregate amount of Class A Ordinary Shares deemed to be beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares and full conversion of the Convertible Loan as described in Item 5 of this Amendment.

Item 1. Security and Issuer

This statement constitutes Amendment No. 5 (this Amendment) to the Schedule 13D relating to the Class A Ordinary Shares, par value US$0.0001 (Class A Shares) and the American depositary shares (ADSs) of Ambow Education Holding Ltd. (the Issuer), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the SEC) on November 15, 2011, as amended by Amendment No.1 filed with the SEC on December 5, 2011, Amendment No. 2 filed with the SEC on March 19, 2012, Amendment No. 3 filed with the SEC on March 15, 2013 and Amendment No. 4 filed with the SEC on March 25, 2013 (the Schedule 13D), on behalf of Baring Private Equity Asia V Holding (4) Limited, Campus Holdings Limited, The Baring Asia Private Equity Fund V, L.P., The Baring Asia Private Equity Fund V Co-Investment L.P., Baring Private Equity Asia GP V, L.P., Baring Private Equity Asia GP V Limited and Jean Eric Salata (the Reporting Persons), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby supplemented by adding the following:

The directors of Baring (4), Campus and Baring Limited are set forth on Schedule I attached hereto, which amends and restates Schedule I to Amendment No. 2 in its entirety. Schedule I sets forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.

None of Baring (4), Campus or Baring Limited has any executive officers.

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any person named in Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

The $5 million paid by Baring (4) in connection with the transactions described in Item 4 of this Amendment was funded from the working capital of the Reporting Persons.

Item 4 of this Amendment is incorporated herein by reference.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On May 13, 2014 (the Effective Date), the Grand Court of the Cayman Islands entered an order (the Order) dismissing the petition for the winding up of the Issuer and discharging the Joint Provisional Liquidators (the JPLs) of the Issuer. Upon entry of the Order, the Issuer’s restructuring plan (the Restructuring Plan) became effective. As part of the Restructuring Plan, in exchange for $5 million previously funded by Baring (4) to an account controlled by the JPLs, Baring (4) was assigned as of the Effective Date, pursuant to an Assignment and Assumption Agreement (the Assignment Agreement), the rights and obligations as lender for $5 million of a convertible loan (the Convertible Loan) made to the Issuer pursuant to the Second Amended and Restated Loan Agreement (the Loan Agreement), amended and restated as of the Effective Date, between the Issuer, certain of the Issuer’s subsidiaries and China Education Investment Holding Limited (CEIHL). Pursuant to the Loan Agreement, Baring (4)’s portion of the Convertible Loan is convertible at any time into 101,331,531 Class A Shares (subject to adjustment pursuant to the Loan Agreement). Pursuant to a letter agreement (the Letter Agreement) between CEIHL and Baring (4), if certain indebtedness of the Issuer is not discharged within 60 days of the Effective Date, Baring (4) has the right to require CEIHL to purchase Baring (4)’s entire interest in the Company under the Loan Agreement (whether in the form of a portion of the Convertible Loan or Class A Shares) for $5 million. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Loan Agreement, the Assignment Agreement and the Letter Agreement, copies of which are filed as Exhibit 7.08, 7.09 and 7.10 respectively and which are incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer

Subsection (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) Baring (4) may be deemed to beneficially own an aggregate of 104,215,611 Class A Shares, which represents in the aggregate approximately 9.2% of the Class A Shares deemed to be outstanding, consisting of (i) 2,884,080 Class A Shares, which represents approximately 0.3% of the Class A Shares deemed to be outstanding, that are directly owned by Baring (4), and (ii) 101,331,531 Class A Shares, which represents approximately 8.9% of the Class A Shares deemed to be outstanding, that Baring (4) may be deemed to beneficially own under Rule 13d-3 pursuant to the terms of the Loan Agreement described in Item 4 of this Amendment, and has sole voting power and sole dispositive power with respect to such shares. Campus directly owns 11,944,600 Class A Shares, which represents approximately 1.1% of the Class A Shares deemed to be outstanding and has sole voting power and sole dispositive power with respect to such shares. Baring LP and Baring Co as the joint shareholders of Baring (4) and Campus, may be deemed to beneficially own an aggregate of 116,160,211 Class A Shares, consisting of 104,215,611 Class A Shares beneficially owned by Baring (4) and 11,944,600 Class A Shares beneficially owned by Campus, which represents in the aggregate approximately 10.2% of the Class A Shares deemed to be outstanding, and have shared voting power and shared dispositive power with respect to such shares. Baring Limited, as the general partner of Baring GP, and Baring GP, as the general partner of Baring LP and Baring Co, each may be deemed to beneficially own an aggregate of 116,160,211 Class A Shares, consisting of 104,215,611 Class A Shares beneficially owned by Baring (4) and 11,944,600 Class A Shares beneficially owned by Campus, which represents in the aggregate approximately 10.2% of the Class A Shares deemed to be outstanding, and have shared voting power and shared dispositive power with respect to such shares. Jean Eric Salata, as the sole shareholder of Baring Limited may be deemed to beneficially own an aggregate of 116,160,211 Class A Shares, consisting of 104,215,611 Class A Shares beneficially owned by Baring (4) and 11,944,600 Class A Shares beneficially owned by Campus, which represents in the aggregate approximately 10.2% of the Class A Shares deemed to be outstanding, and has shared voting power and shared dispositive power with respect to such shares. Jean Eric Salata disclaims beneficial ownership of the Class A Shares owned by Baring (4) and Campus except to the extent of his economic interest.

Pursuant to Rule 13d-3, all outstanding Class B Shares (each of which is convertible into one Class A Share) and the entire amount of the Convertible Loan (consisting of an aggregate principal amount of $30,981,456 which is convertible into an aggregate of 972,782,696 Class A Shares pursuant to the Loan Agreement following approval by the Issue’s shareholders of an increase of 149,339,530 Class A Shares in the authorized share capital of the Issuer) were deemed to be converted for purposes of calculating the total amount of outstanding Class A Shares and percentages of the Class A Shares owned by each Reporting Person. Consequently, all Class A Share amounts and percentages have been determined by including the outstanding Class B Shares and assuming full conversion of the Convertible Loan into Class A Shares using information provided by the JPLs.

The Cover Pages of this Amendment are incorporated herein by reference.

(c) Except as set forth herein, there have been no transactions effected in the Class A Shares during the 60 days preceding the date of this Amendment by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 7.08	Second Amended and Restated Loan Agreement

Exhibit 7.09	Assignment and Assumption Agreement

Exhibit 7.10	Letter Agreement between CEIHL and Baring (4)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2014

Baring Private Equity Asia V Holding (4) Limited

By:	/s/ Mark Beckett
Name:	Mark Beckett
Title:	Director

Campus Holdings Limited

By:	/s/ Mark Beckett
Name:	Mark Beckett
Title:	Director

The Baring Asia Private Equity Fund V, L.P.

By:	Baring Private Equity Asia GP V, L.P. acting as its general partner

By:	Baring Private Equity Asia GP V Limited acting as its general partner

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

The Baring Asia Private Equity Fund V Co-Investment L.P.

By:	Baring Private Equity Asia GP V, L.P. acting as its general partner

By:	Baring Private Equity Asia GP V Limited acting as its general partner

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

Baring Private Equity Asia GP V, L.P.

By:	Baring Private Equity Asia GP V Limited acting as its general partner

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

Baring Private Equity Asia GP V Limited

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

/s/ Jean Eric Salata
Jean Eric Salata

Schedule I

Baring Private Equity Asia GP V Limited

The name and present principal occupation of each of the directors Baring Private Equity Asia GP V Limited are set forth below.

Name	Principal Occupation	Country of citizenship	Principal Business Address
Tek Yok Hua	Administration	Singapore	2 Battery Road #23-01, Maybank Tower, 049907, Singapore
Ramesh Awatarsing	Administration	Mauritius	355, NeXTeracom Tower 1, 3 Floor, Cybercity, Ebene, Mauritius
Christian Wang Yuen	Administration	Mauritius	355, NeXTeracom Tower 1, 3 Floor, Cybercity, Ebene, Mauritius
Mark Beckett (alternate director to Tek Yok Hua)	Administration	Singapore	1 Raffles Place #29-02 One Raffles Place Singapore 048616

Campus Holdings Limited

The name and present principal occupation of each of the directors of Baring Private Equity Asia V Holding (12) are set forth below.

Name	Principal Occupation	Country of citizenship	Principal Business Address
Mark Beckett	Administration	Singapore	1 Raffles Place #29-02 One Raffles Place Singapore 048616
Agnes Chen Meiyun	Administration	Singapore	1 Raffles Place #29-02 One Raffles Place Singapore 048616

Baring Private Equity Asia V Holding (4)

The name and present principal occupation of each of the directors of Baring Private Equity Asia V Holding (12) are set forth below.

Name	Principal Occupation	Country of citizenship	Principal Business Address
Mark Beckett	Administration	Singapore	1 Raffles Place #29-02 One Raffles Place Singapore 048616
Agnes Chen Meiyun	Administration	Singapore	1 Raffles Place #29-02 One Raffles Place Singapore 048616